POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

May 20, 2009

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	BMB Munai, Inc.Form 10-K for the Fiscal Year Ended March 31, 2008
Filed on June 16, 2008
Response letter files May 6, 2009
File No.: 1-33034

Dear Mr. Schwall:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMB Munai”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated May 11, 2009. Following are the Company’s responses to your comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

Note 21 - Significant Fourth Quarter Adjustments, page F-39

1.

We note your response to prior comment 5 in our letter dated April 9, 2009, and we are considering your proposed resolution of this issue. However, we do not believe that you have provided all of the requested information in our prior comment. Accordingly, we reissue prior comment number 5 as follows:

(a)	Clarify when the tax laws changed which allowed you to offset taxable income with capital expenditures. Specify the date when the law was enacted.
(b)	Explain the impact that the change in the tax law had on your effective rate.
(c)	Explain other causes for the change in your effective tax rate for fiscal 2008.

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Mr. H. Roger Schwall

May 20, 2009

(a)            The Kazakhstani tax legislation is constantly changing and evolving. For example, in May 2008 Kazakhstan enacted an export duty for crude oil, which as reported in the Company’s filings, directly affected the Company. This export duty was subsequently cancelled effective January 2009 with the enactment of a new Tax code which took effect January 1, 2009. In this environment, the Company felt that it used its best estimate in determining the expected effective annual tax rate for its fiscal year. As a result of the constantly changing tax code provisions, the Company used a conservative estimate.

The Company was incorrect in previously communicating to you the effective date of the tax provision allowing capital expenditures to offset income to arrive at taxable income. In researching this specific issue the Company has determined that offsetting income received during the exploration stage with capitalized expenditures is stated in the Kazakh tax law, Tax Code #2235. This Code section was issued in April 24, 1990 (as amended March 29, 2000) and was applicable to the Company during the fiscal year ended March 31, 2008. This Tax Code #2235 was in place when the Company executed its exploration contract with the government of the Republic of Kazakhstan. This Code provision simply allows income during the exploration stage (as defined in the law) to be offset with capitalized expenditures.

(b)      There was no change in the tax law so there was no change in our effective rate. Please see response to  comment #2.

(c)       There were no government imposed causes for the change in our effective tax rate for fiscal 2008. The effective tax rate used in the first three quarters of the March 31, 2008 fiscal year was the best estimate, at the time, of the expected, annual, effective tax rate. It was based on an approximate 34% rate and for each quarter of the fiscal year was applied in accordance with FIN 18, where the estimated annual effective tax rate was applied to the year-to-date ordinary income at the end of each quarter to compute the year-to-date tax. The interim period tax relating to ordinary income was the difference between the year-to-date amount and the amount reported for the previous interim periods for the fiscal year.

2.

We note the restated quarterly financial data as provided in response to prior comment number 5. Please clarify how your restated estimated annual effective rate as of June 30, 2007, September 30, 2007 and December 31, 2007 complies with paragraphs 7 through 9 of FIN 18. In this respect, explain how you determined that the restated tax expense in each quarter was properly calculated in accordance with FIN 18.

The effective tax rate used in the restated quarters of the March 31, 2008 fiscal year was zero. It was applied in accordance with FIN 18, where the estimated annual effective tax rate was applied to the year-to-date ordinary income at the end of each quarter to compute the year-to-date tax. The interim period tax relating to

Mr. H. Roger Schwall

May 20, 2009

ordinary income was the difference between the year-to-date amount and the amount reported for the previous interim periods for the fiscal year. The taxes that had been estimated in the original quarterly calculations were basically reversed to arrive at the restated numbers.

As additional commentary, the Company had an effective zero income tax expense in quarters ended June 30, 2007, September 30, 2007 and December 31, 2007 for the following reason:

The Company’s income is comprised primarily from operations in Kazakhstan. According to the Exploration Contract in the Republic of Kazakhstan, for income tax purposes the Company can use capitalized exploration and development costs as deductions against revenues received during the exploration stage to calculate taxable income. Therefore, the Exploration Contract, in effect, allows the Company to be exempt from Kazakhstan corporate income tax for the period of exploration phase.

Also, and in addition, according to FAS 109 Paragraph 288:

Temporary Difference. The Board believes it should be presumed that all undistributed earnings of a subsidiary will be transferred to the parent company. Accordingly, the undistributed earnings of a subsidiary included in consolidated income should be accounted for as a temporary difference unless the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free. However, for reasons described in FASB Statement No. 109, Accounting for Income Taxes, a deferred tax liability is not recognized for (a) an excess of the amount for financial reporting over the tax basis of an investment in a foreign subsidiary that meets the criteria in paragraph 12 of this Opinionand (b) undistributed earnings of a domestic subsidiary that arose in fiscal years beginning on or before December 15, 1992 and that meet the criteria in paragraph 12 of this Opinion.

A deferred tax liability is not recognized for the following types of temporary differences unless it becomes apparent that those temporary differences will reverse in the foreseeable future:

a. An excess of the amount for financial reporting over the tax basis of an investment in a foreign subsidiaryor a foreign corporate joint venture as defined in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, that is essentially permanent in duration.

Mr. H. Roger Schwall

May 20, 2009

            The income from foreign operations is not recorded in the U.S. tax return unless the earnings are distributed to the parent by way of dividends or distributions. Since inception, BMB has never paid dividends and has reinvested all earnings into the Company.

Therefore, a deferred liability for this foreign income does not need to be recognized on the consolidated financial statements.

The Company feels that its accounting for the quarterly and annual income tax was appropriate except for the estimated annual effective tax rate of approximately 34% that was used in the original quarterly calculations as its best estimate.

3.

Please be mindful of the disclosure requirements of Form 8-K, Item 4.02, which requires you to file such exchange act form with all required disclosure of the form) when you have concluded that any previously issued financial statements should no longer he relied upon because of an error in the financial statements. Form 8-K is required to be filed within four business days after you have reached such a conclusion.

The Company again proposes to address this issue prospectively. The Company believes that amending the quarterly reports for the first three fiscal quarters of 2008 is unnecessary, and that such amendments would be of little benefit to the market and investors for the following reasons which were presented in the previous response letter:

•

none of the periods in question will appear for comparative purposes, or otherwise, in the quarterly reports of the Company going forward. The Company’s next quarterly report will be for the quarter ended June 30, 2009. That report will include interim financial statements for the quarters ended June 30, 2009 and 2008. It will not present comparative numbers for the quarter ended June 30, 2007, nor will subsequent quarterly reports present the comparative numbers for the quarters in question;

•

the quarterly reports in question actually understate net income and earnings per share because the Company was recording an unnecessary tax expense during the periods in question. Amending those statements would have no value to the market or investors now; and

•

the Company believes the filing of amended reports to correct an error in the calculation of deferred income tax expense during prior year fiscal quarters may create confusion in the market and among investors rather than provide greater clarity.

Mr. H. Roger Schwall

May 20, 2009

            Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/ Richard T. Ludlow
Richard T. Ludlow
Attorney at Law